Wikisoft Corp.

315 Montgomery Street

San Francisco, CA 94104

November 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw the Registration Statement on Form POS AM Registration Number 333-257108

Ladies and Gentlemen:

On November 15, 2021, Wikisoft Corp., a Nevada corporation (the “Company”), filed a post-effective Registration Statement on Form POS AM with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the POS AM and requests that the Commission consent thereto.

The Company inadvertently filed the POS AM Registration Statement under the incorrect SEC file number of 333-257108 when it intended to file it under SEC file number 333-258341. The Company intends to file the POS AM under the correct SEC file number of 333-258341.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Scott Doney, Esq. of The Doney Law Firm at 702-982-5686.

Very truly yours,

By:	/s/ Carsten Falk
Carsten Falk
Chief Executive Officer